

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2023

Raymond Tam
Chief Financial Officer
Adagene Inc.
4F, Building C14, No. 218
Xinghu Street, Suzhou Industrial Park
Suzhou, Jiangsu Province, 215123
People's Republic of China

> **Re: Adagene Inc.**
> **Annual Report on Form 20-F for the fiscal year ended December 31, 2022**
> **Filed April 28, 2023**
> **File No. 001-39997**

Dear Raymond Tam:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 20-F for the fiscal year ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 212

1. We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

2. We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), (b)(4), and (b)(5) are provided for "us," "our," or "our operating entity." We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China. Please note that Item 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities.
    *   With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
    *   With respect to (b)(3), (b)(4), and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

3. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our best knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Consolidated Financial Statements
Note 9. Share-Based Compensation, page F-21

5. We note that on November 9, 2020, the company passed a board resolution to waive the vesting schedules and conditions of 2,375,000 share options granted to certain management members. Pursuant to this board resolution, these management members exercised all related share options and paid the exercise price by issuing recourse promissory notes in the total amount of US$5,197,650. Additionally, we note that you determined in accordance with guidance set out in ASC 718-10-55-31 that there has been no substantial change to the vesting conditions and the company shall continue to account for the share awards in accordance with their original terms. You disclose that as of December 31, 2021, there were 1,585,000 shares unvested according to the original vesting conditions. Please tell us and revise future filings to disclose the number of unvested shares as of the end of the period of the financial statements. Additionally with a view towards disclosure, tell us whether these unvested shares are included in the table on page F-33 of potentially dilutive securities that have not been included in the calculation

of diluted net loss per share.

6.   As a related matter, we note that on January 16, 2021, the company passed a board resolution whereby certain management members surrendered a total of 491,119 ordinary shares as repayment for their respective promissory notes issued in connection with the exercising of options granted to them. Please tell us and revise future filings to disclose whether these ordinary shares are part of the 2,375,000 shares issued on November 9, 2020 or whether the shares are from other ordinary shares already held by those management members and how you accounted for the surrendered shares. Cite the applicable accounting guidance which supports your treatment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lynn Dicker at 202-551-3616 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Contact Kyle Wiley at 202-344-5791 or Christopher Dunham at 202-551-3783 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Xuelin Wang, Esq.